UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 14, 2019, Akari Therapeutics, Plc (the “Company”) issued a press release announcing that the US Food and Drug Administration has granted Fast Track designation for nomacopan for the treatment of hematopoietic stem cell transplant associated thrombotic microangiopathy (HSCT-TMA) in pediatric patients. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on August 13, 2019, Dov Elefant notified the Company of his decision to resign as Chief Financial Officer of the Company, after over 7 years with the Company, in order to accept another opportunity. Mr. Elefant has agreed to assist in the smooth transition of his duties and his last day is expected to be in mid-September. The Company thanks Mr. Elefant for his many years of service and contributions to the Company.

The information in this Form 6-K including the first paragraph of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated August 14, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: August 14, 2019